Exhibit 99.1

111, Inc. Announces First Quarter 2022 Unaudited Financial Results

SHANGHAI, June 16, 2022 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Net revenues were RMB2.98 billion (US$470.5 million), representing an increase of 14.9% year-over-year.

•	Gross segment profit (1) increased by 66.3% year-over-year, with B2B segment profit increasing by 90.7% year-over-year.

•	Total operating expenses were RMB294.7 million (US$46.5 million), compared to RMB289.0 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased to 9.9% from 11.1% in the same quarter of last year, which reflected continuous improvement in our operation efficiency.

•	Non-GAAP loss from operations (2) was RMB72.4 million (US$11.4 million), compared to RMB135.9million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 2.4% from 5.2% in the same quarter of last year.

•	Number of partnerships with pharmaceutical companies increased to 550.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “Despite all the challenges from pandemic lock-down in various parts of the country, we continued to grow our top line and gross segment profit in the first quarter of 2022, which brought us another step closer to profitability. Net revenue increased by 14.9% year-over-year to RMB 2.98 billion, marking the 15th consecutive quarter of year-over-year growth for 111 since our NASDAQ IPO. The B2B segment achieved year-over-year revenue and segment profit increases by 17.0% and 90.7%, respectively. Our partnerships with pharmaceutical companies continued to grow and the direct purchase relationship totaled over 550 by the end of March 2022. Our market coverage from both upstream and downstream is increasing and customer loyalty continues to grow.”

Mr. Liu added, “In addition to topline growth, our gross segment profit grew 4.4 times as fast as our revenue in the first quarter. Gross segment profit grew by 66.3% year-over-year, and as a percentage of net revenues, our gross segment margins(3) improved to 6.5% as compared to 4.5% in the same quarter of last year. We are especially pleased with the margin improvement for the B2B segment, which as a percentage of net revenues, grew from 3.6% in the first quarter of 2021 to 5.9% in in the first quarter this year. Our operation efficiency also improved and total operating expenses as a percentage of net revenues decreased to 9.9% in this quarter as compared to 11.1% in the same quarter of last year. We expect this momentum in improving operation efficiency to continue as we scale, putting us on a clear path to profitability. As a result, non-GAAP loss from operation as a percentage of net revenues decreased from 5.2% in the first quarter of 2021 to 2.4% in the first quarter this year.”

“We will continue to flawlessly execute our growth strategy and we are committed to steadily expand our revenue and gross segment profit. We remain resolute on our goal to reach quarterly break-even at the non-GAAP operating income level in 2022.”

(3)	Gross segment margin represents gross segment profit divided by net revenues.

First Quarter 2022 Financial Results

Net revenues were RMB2.98 billion (US$470.5 million), representing an increase of 14.9% from RMB2.59 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended March 31,
	2021	2022	YoY
B2B Net Revenue
Product	2,440,504	2,851,396	16.8%
Service	12,025	18,360	52.7%

Sub-Total	2,452,529	2,869,756	17.0%

Cost of Products Sold(4)	2,364,354	2,701,643	14.3%

Segment Profit	88,175	168,113	90.7%
Segment Profit %	3.6%	5.9%

(In thousands RMB)	For the three months ended March 31,
	2021	2022	YoY
B2C Net Revenue
Product	137,150	102,131	-25.5%
Service	5,063	10,704	111.4%

Sub-Total	142,213	112,835	-20.7%

Cost of Products Sold(4)	114,618	88,413	-22.9%

Segment Profit	27,595	24,422	-11.5%
Segment Profit %	19.4%	21.6%

Gross Segment Profit	115,770	192,535	66.3%

(4) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.1 billion (US$486.6 million), representing an increase of 11.5% from RMB2.8 billion in the same quarter of last year.

•	Cost of products sold was RMB2.8 billion (US$440.1 million), representing an increase of 12.5% from RMB2.5 billion in the same quarter of last year. The increase was in line with the revenue growth.

•	Fulfillment expenses were RMB94.5 million (US$14.9 million), representing an increase of 42.7% from RMB66.3 million in the same quarter of last year. Fulfillment expenses accounted for 3.2% of net revenues this quarter as compared to 2.6% in the same quarter of last year. The increase was mainly attributable to our investment to expand the capacity of our fulfillment centers to support future growth. The pandemic lock-down in various parts of the country also temporarily caused increases in delivery costs.

•	Selling and marketing expenses were RMB114.8 million (US$18.1 million), representing a decrease of 6.2% from RMB122.4 million in the same quarter of last year. As a percentage of net revenues, selling and marketing expense further reduced to 3.9% in the quarter from 4.7% in the same quarter of last year.

•	General and administrative expenses were RMB48.0 million (US$7.6million), representing a decrease of 7.9% from RMB52.1 million in the same quarter of last year. As a percentage of net revenues, general and administrative expenses accounted for 1.6% in the quarter as compared to 2.0% in the same quarter of last year.

•	Technology expenses were RMB39.0 million (US$6.2 million), compared with RMB49.7 million in the same quarter of last year. As a percentage of net revenues, technology expenses accounted for 1.3% this quarter as compared to 1.9% in the same quarter of last year.

Loss from operations was RMB102.2million (US$16.1 million), compared to RMB173.3 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 3.4% in the quarter from 6.7% in the same quarter of last year.

Non-GAAP loss from operations was RMB72.4 million (US$11.4 million), compared to RMB135.9million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 2.4% in the quarter from 5.2% in the same quarter of last year.

Net loss was RMB101.0 million (US$15.9 million), compared to RMB169.5 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 3.4% in the quarter from 6.5% in same quarter of last year.

Non-GAAP net loss (5) was RMB71.2 million (US$11.2 million), compared to RMB132.1 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss decreased to 2.4% in the quarter from 5.1% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB110.3 million (US$17.4 million), compared to RMB146.6 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 3.7% in the quarter from 5.7% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (6) was RMB80.6 million (US$12.7 million), compared to RMB109.3 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 2.7% in the quarter from 4.2% in same quarter of last year.

(5) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the first quarter 2022 (which pertains to the Group’s obligation to redeem equity interests held by certain minority investors of a subsidiary of the Company), non-GAAP net loss is used as a meaningful measurement of the operation performance of the Company.

(6) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of March 31, 2022, the Company has cash and cash equivalents, restricted cash and short-term investments of RMB901.4 million (US$142.2million), compared to RMB943.2 million as of December 31, 2021.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, June 16, 2022 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. First Quarter 2022 Unaudited Financial Results

Registration Link: http://apac.directeventreg.com/registration/event/5728866

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until June 24, 2022, 9:59 ET on:

China: 4006322162

United States: +1-855-452-5696

International: +61-2-8199-0299

Conference ID: 5728866

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://edge.media-server.com/mmc/p/a246si8g

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December
	31, 2021	March 31, 2022
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	661,390	650,693	102,644
Restricted cash	99,282	99,144	15,640
Short-term investments	182,556	151,578	23,911
Accounts receivable, net	404,469	378,994	59,785
Notes Receivable	90,734	44,179	6,969
Inventories	1,121,107	1,097,851	173,182
Prepayments and other current assets	242,199	265,352	41,859
Total current assets	2,801,737	2,687,791	423,990
Property and equipment	80,254	77,582	12,238
Intangible assets	4,909	4,472	705
Long-term investments	3,000	2,000	315
Other non-current assets	22,086	22,217	3,505
Operating lease right-of-use asset	233,847	217,300	34,278
Total Assets	3,145,833	3,011,362	475,031

LIABILITIES AND EQUITY
Current Liabilities:
Short-term borrowings	259,658	259,592	40,950
Accounts payable	1,347,352	1,366,777	215,602
Accrued expenses and other current liabilities	522,968	454,637	71,718
Total Current liabilities	2,129,978	2,081,006	328,270
Long-term operating lease liabilities	165,614	152,642	24,079
Other non-current liabilities	1,537	987	156
Total Liabilities	2,297,129	2,234,635	352,505

MEZZANINE EQUITY
Redeemable non-controlling interests	1,000,849	1,014,680	160,062

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	31	5
Ordinary shares Class B	25	25	4
Treasury shares	(40,859)	(40,859)	(6,445)
Additional paid-in capital	2,817,789	2,847,793	449,228
Accumulated deficit	(3,009,678)	(3,120,021)	(492,171)
Accumulated other comprehensive income	59,371	58,378	9,209
Total shareholders' deficit	(173,321)	(254,653)	(40,170)
Non-controlling interest	21,176	16,700	2,634
Total Deficit	(152,145)	(237,953)	(37,536)
Total liabilities, mezzanine equity and deficit	3,145,833	3,011,362	475,031

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Net Revenues	2,594,742	2,982,591	470,492
Operating Costs and expenses:
Cost of products sold	(2,478,972)	(2,790,056)	(440,121)
Fulfillment expenses	(66,255)	(94,533)	(14,912)
Selling and marketing expenses	(122,428)	(114,854)	(18,118)
General and administrative expenses	(52,137)	(47,994)	(7,571)
Technology expenses	(49,698)	(39,021)	(6,155)
Other operating income, net	1,483	1,716	271
Total Operating costs and expenses	(2,768,007)	(3,084,742)	(486,606)
Loss from operations	(173,265)	(102,151)	(16,114)
Interest income	3,115	2,043	322
Interest expense	(1,813)	(3,184)	(502)
Foreign exchange (loss) gain	(511)	391	62
Other Income, net	2,991	1,913	302
Loss before income taxes	(169,483)	(100,988)	(15,930)
Income tax expense	-	-	-
Net Loss	(169,483)	(100,988)	(15,930)
Net Loss attributable to non-controlling interest	22,843	4,477	706
Net Loss attributable to redeemable non-controlling interest	-	9,135	1,441
Adjustment attributable to redeemable non-controlling interest	-	(22,966)	(3,623)

Net Loss attributable to ordinary shareholders	(146,640)	(110,342)	(17,406)
Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities	2,358	1,298	205
Realized gains of available-for-sale securities	(2,441)	(1,335)	(211)
Foreign currency translation adjustments	1,705	(956)	(151)
Comprehensive loss	(145,018)	(111,335)	(17,563)
Loss per share:
Basic and diluted	(0.89)	(0.66)	(0.10)
Loss per ADS:
Basic and diluted	(1.78)	(1.32)	(0.20)

Weighted average number of shares used in computation of loss per share
Basic and diluted	165,587,950	166,331,126	166,331,126

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$

Net cash used in operating activities	(259,430)	(68,241)	(10,765)
Net cash provided by investing activities	85,498	22,859	3,606
Net cash (used in) provided by financing activities	(182,820)	35,278	5,565
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	1,194	(731)	(115)
Net decrease in cash and cash equivalents, and restricted cash	(355,558)	(10,835)	(1,709)
Cash and cash equivalents, and restricted cash at the beginning of the period	1,318,534	760,672	119,993
Cash and cash equivalents, and restricted cash at the end of the period	962,976	749,837	118,284

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$

Loss from operations	(173,265)	(102,151)	(16,114)
Add: Share-based compensation expenses	37,377	29,757	4,694
Non-GAAP loss from operations	(135,888)	(72,394)	(11,420)

Net Loss	(169,483)	(100,988)	(15,930)
Add: Share-based compensation expenses, net of tax	37,377	29,757	4,694
Non-GAAP net Loss	(132,106)	(71,231)	(11,236)

Net loss attributable to ordinary shareholders	(146,640)	(110,342)	(17,406)
Add: Share-based compensation expenses, net of tax	37,377	29,757	4,694
Non-GAAP net loss attributable to ordinary shareholders	(109,263)	(80,585)	(12,712)

Loss per ADS: Basic and diluted	(1.78)	(1.32)	(0.20)
Add: Share-based compensation expenses per ADS, net of tax	0.45	0.36	0.06
Non-GAAP Loss per ADS	(1.33)	(0.96)	(0.14)